Dominari Securities LLC

725 Fifth Avenue, 23rd Floor

New York, NY 10022

February 8, 2024

VIA EDGAR

Thomas Jones

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Unusual Machines, Inc. (the "Company") Registration Statement on Form S-1 File No. 333-270519

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the "Act"), and as representatives of the several underwriters of the Company's proposed public offering, we wish to advise you that we hereby join with the Company's request that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 5:30 p.m., Eastern Time, on February 13, 2024, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Securities Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each Underwriter or dealer, who is reasonably anticipated to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, have complied and will continue to comply, and we have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Dominari Securities, LLC

By: /s/ Matthew B. McCullough

Name: Matthew B. McCullough

Title: Managing Director